Squire Patton Boggs (US) LLP
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Charlotte Westfall
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Fred Summer
T +1 614 365 2743
fred.summer@squirepb.com

August 10, 2023

VIA EDGAR

Ms. Joyce Sweeney

Office of Technology
Division of Corporation Finance
U.S. Securities and Exchange Commission

Re:	Xiao-I Corporation Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 28, 2023 File No. 001-41631

Dear Ms. Joyce Sweeney:

We are in receipt of the Staff’s letter dated July 27, 2023 with respect to the above-referenced Annual Report Form 20-F for the Fiscal Year Ended December 31, 2022 (the “Original Annual Report”). We are responding to the Staff’s comment on behalf of Xiao-I Corporation (“Xiao-I” or the “Company”) as set forth below.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in Amendment No. 1 to the Original Annual Report (the “Amendment”). For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Amendment No. 1 to Form 20-F for the Fiscal Year Ended December 31, 2022 filed on April 28, 2023

Risk Factors

Some of our shareholders are not in compliance with the PRC’s regulations relating to offshore investment activities by PRC residents. . ., page 28

1.	We note your disclosure that the WFOE is unable to open a new capital account with banks within China, and currently, you are unable to use most of the IPO proceeds for product development and company operations because you are unable to transfer the funds from Xiao-I Corporation to the WFOE and then to the VIE. Previously, in your Form F-1, the heading for this risk factor indicated that as a result of non-compliance, the shareholders may be subject to penalties. Further, the description of the risks may imply that restrictions on foreign exchange activities and ability to receive registered capital are limited to interactions between the WFOE and the shareholders that failed to complete Circular 37 registration. Please revise this risk factor and throughout your filing to clarify the risks and potential impact to the company and the PRC operating entities as a result of PRC resident shareholders that do not comply with Circular 37 registration, including explicit discussion of the potential inability to use offering proceeds for business development and operations as intended.

Response: In response to the Staff’s comment, we have revised pages v, 4, 28, 38, 80 and 115 in the Amendment in accordance with the Staff’s instruction.

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Item 4. Information on the Company

C. Organizational Structure, page 68

2.	Please revise to include the diagram of your corporate organizational structure in the forepart of the filing.

Response: In response to the Staff’s comment, we have included the diagram of our corporate organizational structure in the forepart of the Amendment. In addition, we would like to advise the Staff that there is a slight change of our VIE shareholder structure (hence, the slight change of the VIE ownership diagram) since our filing of the Original Annual Report on April 28, 2023 due to the fact that one of our original shareholders recently converted some of its original ordinary shares (which were not subject to a lock-up agreement) to American Depository Shares.

Item 5. Operating and Financial Review and Prospects
B. Liquidity and Capital Resources, page 79

3.	You disclose that you intend to use the net offering proceeds from your March 2023 initial public offering for research and development, investment in technology infrastructure, marketing and branding, and other capital expenditure, and other general corporate purpose. Please revise here and on page v to prominently disclose that you are currently unable to use most of the IPO proceeds for the intended product development and company operations because you are unable to transfer the funds from Xiao-I Corporation to the WFOE and then to the VIE. Refer to Item 5.B of Form 20-F.

Response: In response to the Staff’s comment, we have revised pages v and 80 in the Amendment in accordance with the Staff’s instruction.

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive (Loss)/Income, page F-4

4.	Please revise to state separately the cost of products sold and cost of services for the periods presented. Refer to Rule 5-03(b)(2) of Regulation S-X.

Response: In response to the Staff’s comment, we have revised page F-4 in the Amendment in accordance with the Staff’s instruction.

Note 2. Summary of Significant Accounting Policies

(o) Revenue recognition, page F- 16

5.	Regarding technology development services, please tell us the following:

•	Describe the nature of the services included within this revenue category;

•	The reasons for the change in accounting and/or presentation from your registration statement on Form F- 1;

•	How you considered the guidance in ASC 606-10-25-19 through 25-21 in determining the performance obligation is capable of being distinct and distinct within the context of the contract and how you determine the stand-alone selling price. In this regard we note your September 2, 2022 response to comment 34 that the software development services performance obligation is to deliver customized software products and that the company does not offer stand-alone set-up implementation services to customers, but as a supplementary step to deliver its products; and

•	How you considered the guidance in ASC 606-10-25-27 through 25-29 in concluding that revenues should be recognized at a point-in-time, upon customer acceptance. As part of your response, address the Support Agreement pursuant to which you provide technical support and co-operation of the drawing review platform for three years as described on page 75.

Response:

(1)	In response to the Staff’s comment, our revenue generated from sale of software products on Form F-1 comprised customized software products for specific needs. It included:

(i)	Selling of existing software with Xiao-I’s license that requires set up implementation with customization;

(ii)	Development of new software and application and customize it to meet customer’s specification and needs, which we defined it as “technology development service” on Form 20-F.

The nature of technology development services requires our technical personnel to develop and customize new application functions for the software based on customer specifications to meet different industry application scenarios. In this regard, customer may put forward their requirement of specific application functions for their software or platforms, for example, Application Programming Interface (“API”) development and integration, and we provide the development service correspondingly to satisfy their specific needs.

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(2)	In response to the Staff’s comment, we acknowledged that we change the presentation of net revenue on Form 20-F by:

(i)	providing a more detailed breakdown on the income statement, which was previously provided only in the footnote to the revenue recognition policy on Form F-1;

(ii)	disclosing the revenue from technology development services as a separate line item derived from the revenue of sale of software products.

We consider either selling of existing software with customization set-up implementation, or develop and customize new software under technology development services, are suitable to be grouped as “sale of software products” on Form F-1, because:

(i)	They both provide customized software as deliverables to customers;

(ii)	Revenue generally recognized at a point-in-time upon the acceptance from customers.

In 2022, together with a better reputation in the AI industry, we served more customers to provide technology development services. For the year ended December 31, 2022, the revenue generated from technology development services was of $16.4 million, increased by 77% from $9.2 million in 2021. Technology development services also represent the Company’s future revenue growth source. Therefore, we believe it is significant enough and necessary to change the presentation of the revenue breakdown to include revenue from technology development services as a separate line item, which will be more accurate for investors to understand the Company’s business focus and strategy.

(3)	In response to the Staff’s comment, we would like to firstly clarify the “set-up implementation services” we mentioned in our response to comment 34 dated September 2, 2022 comprise installation and debugging of software sold, rather than the technology development services aforementioned. The delivered software, together with the set-up implementation, is the input to a combined output that delivers the customized software product.

We generally provide technology development service under two scenarios:

(i)	We provide development of new software and applications based on customer specifications and needs. Under the scenario, there is only performance obligation to provide technology development service without selling existing software products with Xiao-I’ license in one contract.

(ii)	We provide functional customization development based on the original software products we sell if the customer has further needs for the software after acceptance. We consider there are two distinct performance obligations to sell the software products and to provide technology development services pursuant to ASC 606-10-25-19 through 25-21 as follows:

a.	Customers can benefit from software they have purchased on their own, even if the customer declines the technology development services; besides, customers can benefit from following technology development in conjunction with the original software (readily available resources), no matter the software were purchased from us, or other software companies;

b.	These two promises can be identified separately from each other. They are not highly interdependent or highly interrelated. We can also sell software products or provide the technology development services separately.

Under this scenario, we generally specify in the revenue contract a separate transaction prices for the sale of the existing software products with Xiao-I’s license, and for the provision of technology development services. The transaction price for the sale of the existing software product in the contract is the same as the price when we would have received under similar circumstances for the sale of the software product separately to a similar customer. The transaction price for the provision of a specific technology development service is based on an estimate of the number of hours of work involved by the technical staff, and the hourly quote is generally similar to the price we charge for the provision of technology development services separately. Therefore, we consider that both selling the existing software products and providing technology services in a contract at separate transaction prices represent stand-alone selling price.

(4)	In response to the Staff’s comment, we would like to clarify the three-year term in the Support Agreement of the drawing review platform refers to the duration of the contract, during which we are able to provide various software functionality development in accordance with the customer’s specifications, and not to the service period during which the customer simultaneously receives and consumes the benefits. Pursuant to ASC 606-10-25-27 through 25-29, the three criteria indicating the Company should recognize revenue from technology development services over time are not met due to the following:

a.	Customers cannot simultaneously receive and consume the benefits provided by our performance because the work-in-progress of a technology development project is only dispersed computer code that neither provide any of the functionality requested by the customer, nor is delivered to the customer until the software or API functionality is completed.

b.	Customers cannot obtain control of the asset because we do not deliver any source code to customers, and thus customers cannot gain control of such technology or understand its available functionality or applications until development is complete.

c.	In addition, while our technology development services are delivered according to customer specifications, the underlying code and scripts can still be applied to technology development in similar application scenarios without requiring significant rework. Thus, the technology we developed during our service has an alternative use for the Company.

Therefore, we consider that our revenue from technology development services should be recognized at a point-in-time each time the technology development is completed and the customer can benefit from it upon acceptance.

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Any comments or questions regarding the foregoing should be directed to the undersigned at 614.365.2743. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Fred A. Summer
Fred A. Summer
of SQUIRE PATTON BOGGS (US) LLP

cc:	Christine Dietz, Securities and Exchange Commission Hui Yuan, Xiao-I Corporation Chao Xu, Xiao-I Corporation Charlotte Westfall, Squire Patton Boggs (US) LLP